Keyco Bond Fund, Inc.
SEC File No. 811-2957



Attachment to Form N-SAR
Period ended:  09/30/2010



Item 77Q2

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Securities Exchange Act of 1934 requires the Fund's executive officers, Directors and more than ten percent shareholders ("Insiders") to file with the Securities and Exchange Commission and the Fund any reports of their ownership of the Fund's securities.

Based upon representations and copies of reports furnished to the Fund by Insiders, all Section 16 reporting requirements applicable to Insiders for 2009 were satisfied on a timely basis, except that Mr. Pullman inadvertently failed to timely file a Form 3 reporting his appointment as a director of Keyco Bond Fund, Inc. as of September 30,
2009.